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                                                                    EXHIBIT 21.1

                          Subsidiaries of the Company

Creo Inc., incorporated under the laws of the State of Washington

Creo Products N.V., incorporated under the laws of Belgium

Creo Products ULC, an unlimited liability company incorporated under the laws of Nova Scotia, Canada

Creo SRL, a Society with Restricted Liability organized under the laws of Barbados